SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           ELITE PHARMACEUTICALS, INC.
                 ----------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                          -----------------------------
                         (Title of Class of Securities)

                                    28659T200
                                 --------------
                                 (CUSIP Number)

                             Edward B. Winslow, Esq.
                            Jacobs Persinger & Parker
77  Water  Street,  New  York,  New  York  10005         212-344-1866
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 9, 1998
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP  No.  28659T200
---------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)
     Jerome Belson
---------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                     (a)  / /
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)               (b)  /X/
---------------------------------------------------------------------
(3)  SEC  USE  ONLY
---------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   PF
---------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                        / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(d)  or  2(e)   Not  applicable.
---------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION   USA
---------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH             791,200
REPORTING  PERSON      ----------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER
                            113,900
                       ----------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                            791,200
                       ----------------------------------------------
                       (10) SHARED  DISPOSITIVE  POWER
                            113,900
---------------------------------------------------------------------
(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON   905,100  shares
---------------------------------------------------------------------
(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)       /X/
      EXCLUDES  CERTAIN  SHARES  (SEE  INSTRUCTIONS)
---------------------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      9.02%
---------------------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)   IN
---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  No.  28659T200
---------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)
     Maxine Belson
---------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                     (a)  / /
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)               (b)  /X/
---------------------------------------------------------------------
(3)  SEC  USE  ONLY
---------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   PF
---------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                        / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(d)  or  2(e)   Not  applicable.
---------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION   USA
---------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH             ----
REPORTING  PERSON      ----------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER
                            53,900
                       ----------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                            ---
                       ----------------------------------------------
                       (10) SHARED  DISPOSITIVE  POWER
                            53,900
---------------------------------------------------------------------
(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON   53,900  shares
---------------------------------------------------------------------
(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)       /X/
      EXCLUDES  CERTAIN  SHARES  (SEE  INSTRUCTIONS)
---------------------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      0.5%
---------------------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)   IN
---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  No.  28659T200
---------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)
      The Jerome Belson Foundation
---------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                     (a)  / /
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)               (b)  / /
---------------------------------------------------------------------
(3)  SEC  USE  ONLY
---------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   WC
---------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                        / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(d)  or  2(e)   Not  applicable.
---------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION   New York
---------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH             50,000
REPORTING  PERSON      ----------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER
                            ---
                       ----------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                            50,000
                       ----------------------------------------------
                       (10) SHARED  DISPOSITIVE  POWER
                            ---
---------------------------------------------------------------------
(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON   50,000  shares
---------------------------------------------------------------------
(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)       / /
      EXCLUDES  CERTAIN  SHARES  (SEE  INSTRUCTIONS)
---------------------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      0.5%
---------------------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)   CO
---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  No.  28659T200
---------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)
      Brianne Goldstein
---------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                     (a)  / /
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)               (b)  /X/
---------------------------------------------------------------------
(3)  SEC  USE  ONLY
---------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   PF
---------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                        / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(d)  or  2(e)   Not  applicable.
---------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION   USA
---------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH             ---
REPORTING  PERSON      ----------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER
                            7,000
                       ----------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                            ---
                       ----------------------------------------------
                       (10) SHARED  DISPOSITIVE  POWER
                            7,000
---------------------------------------------------------------------
(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON   7,000  shares
---------------------------------------------------------------------
(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)       / /
      EXCLUDES  CERTAIN  SHARES  (SEE  INSTRUCTIONS)
---------------------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      0.07%
---------------------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)   IN
---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  No.  28659T200
---------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)
      Toby Goldstein
---------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                     (a)  / /
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)               (b)  /X/
---------------------------------------------------------------------
(3)  SEC  USE  ONLY
---------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   PF
---------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                        / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(d)  or  2(e)   Not  applicable.
---------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION   USA
---------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH             ---
REPORTING  PERSON      ----------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER
                            5,000
                       ----------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                            ---
                       ----------------------------------------------
                       (10) SHARED  DISPOSITIVE  POWER
                            5,000
---------------------------------------------------------------------
(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON   5,000  shares
---------------------------------------------------------------------
(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)       / /
      EXCLUDES  CERTAIN  SHARES  (SEE  INSTRUCTIONS)
---------------------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      0.05%
---------------------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)   IN
---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  No.  28659T200
---------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)
      Joshua Goldstein
---------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                     (a)  / /
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)               (b)  /X/
---------------------------------------------------------------------
(3)  SEC  USE  ONLY
---------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   PF
---------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                        / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(d)  or  2(e)   Not  applicable.
---------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION   USA
---------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH             ---
REPORTING  PERSON      ----------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER
                            5,000
                       ----------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                            ---
                       ----------------------------------------------
                       (10) SHARED  DISPOSITIVE  POWER
                            5,000
---------------------------------------------------------------------
(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON   5,000  shares
---------------------------------------------------------------------
(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)       / /
      EXCLUDES  CERTAIN  SHARES  (SEE  INSTRUCTIONS)
---------------------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      0.05%
---------------------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)   IN
---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  No.  28659T200
---------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)
      Marjorie Belson
---------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                     (a)  / /
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)               (b)  /X/
---------------------------------------------------------------------
(3)  SEC  USE  ONLY
---------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   PF
---------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                        / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(d)  or  2(e)   Not  applicable.
---------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION   USA
---------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH             ---
REPORTING  PERSON      ----------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER
                            28,000
                       ----------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                            ---
                       ----------------------------------------------
                       (10) SHARED  DISPOSITIVE  POWER
                            28,000
---------------------------------------------------------------------
(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON   28,000  shares
---------------------------------------------------------------------
(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)       / /
      EXCLUDES  CERTAIN  SHARES  (SEE  INSTRUCTIONS)
---------------------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      0.3%
---------------------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)   IN
---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  No.  28659T200
---------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)
      Jonathan Belson
---------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                     (a)  / /
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)               (b)  /X/
---------------------------------------------------------------------
(3)  SEC  USE  ONLY
---------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   PF
---------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                        / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(d)  or  2(e)   Not  applicable.
---------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION   USA
---------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH             ---
REPORTING  PERSON      ----------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER
                            7,500
                       ----------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                            ---
                       ----------------------------------------------
                       (10) SHARED  DISPOSITIVE  POWER
                            7,500
---------------------------------------------------------------------
(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON   7,500  shares
---------------------------------------------------------------------
(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)       / /
      EXCLUDES  CERTAIN  SHARES  (SEE  INSTRUCTIONS)
---------------------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      0.08%
---------------------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)   IN
---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  No.  28659T200
---------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)
      Jaclyn Belson
---------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                     (a)  / /
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)               (b)  /X/
---------------------------------------------------------------------
(3)  SEC  USE  ONLY
---------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   PF
---------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                        / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(d)  or  2(e)   Not  applicable.
---------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION   USA
---------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH             ---
REPORTING  PERSON      ----------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER
                            7,500
                       ----------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                            ---
                       ----------------------------------------------
                       (10) SHARED  DISPOSITIVE  POWER
                            7,500
---------------------------------------------------------------------
(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON   7,500  shares
---------------------------------------------------------------------
(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)       / /
      EXCLUDES  CERTAIN  SHARES  (SEE  INSTRUCTIONS)
---------------------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      0.08%
---------------------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)   IN
---------------------------------------------------------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D

     The Schedule 13D filed by Jerome Belson and Maxine Belson on October 6, 2000 is amended as follows:

ITEM 2.  IDENTITY AND BACKGROUND is hereby amended as follows:

     The following persons are added to the listing of persons filing this
Schedule 13D:

     The Jerome Belson Foundation, which is a New York not-for-profit corporation formerly known as The Joseph Belsky Foundation (the "Foundation"), is organized for educational, charitable and scientific purposes. The Foundation's address is 495 Broadway, New York, New York 10012. Jerome Belson is the President of the Foundation. Certain information concerning the directors and executive officers of the Foundation is set forth in Annex I hereto.

     Brianne Goldstein, who is a housewife and the daughter of Jerome Belson. Her address is 22 A Putnam Green, Greenwich, CT 06830

     Toby Goldstein, who is a public relations executive and a granddaughter of Jerome Belson. Her address is 22 A Putnam Green, Greenwich, CT 06830.

     Joshua Goldstein, who is an advertising executive and a grandson of Jerome Belson. His address is 5516 South Robertson - Apt. A., New Orleans, LA 70115.

     Marjorie Belson, who is a public school teacher and the daughter-in-law of Jerome Belson. Her address is 315 Ocean Parkway - Apt. 1P, Brooklyn, NY 11218.

     Jonathan Belson, who is a student and a grandson of Jerome Belson. His address is 444 East 86th Street - Apt. 12G, New York, NY 10028.

     Jaclyn Belson, who is a student and a granddaughter of Jerome Belson. Her address is 444 East 86th Street - Apt. 12G, New York, NY 10028.

     None of the Foundation, Brianne Goldstein, Toby Goldstein, Joshua Goldstein, Marjorie Belson, Jonathan Belson, or Jaclyn Belson, has, and to the best of the knowledge of the persons filing this Amendment, no person listed on

Annex I has, during the past five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Brianne Goldstein, Toby Goldstein, Joshua Goldstein, Marjorie Belson, Jonathan Belson and Jaclyn Belson are United States citizens. The Foundation is a New York not-for-profit corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION is amended by adding thereto the following:

     The aggregate purchase price of the 535,200 shares of the Common Stock of the Company and 256,000 warrants to purchase such Common Stock reported in this Amendment as soley owned by Jerome Belson is $1,764,439, including brokerage commissions, the source of which was his personal funds.

     The aggregate purchase price of the 53,900 shares of the Common Stock of the Company reported in this Amendment as owned by Maxine Belson is $289,020, including brokerage commissions, the source of which was her personal funds.

     The aggregate purchase price of the 50,000 shares of the Common Stock of the Company reported in this Amendment as owned by the Foundation is $453,351, including brokerage commissions, the source of which was its capital.

     The aggregate purchase price of the 7,000 shares of the Common Stock of the Company reported in this Amendment as owned by Brianne Goldstein is $51,663, including brokerage commissions, the source of which was her personal funds.

     The aggregate purchase price of the 5,000 shares of the Common Stock of the Company reported in this Amendment as owned by Toby Goldstein is $39,076, including brokerage commissions, the source of which was her personal funds.

     The aggregate purchase price of the 5,000 shares of the Common Stock of the Company reported in this Amendment as owned by Joshua Goldstein is $32,284, including brokerage commissions, the source of which was his personal funds.

     The aggregate purchase price of the 28,000 shares of the Common Stock of the Company reported in this Amendment as owned by Marjorie Belson is $112,465, including brokerage commissions, the source of which was her personal funds.

     The aggregate purchase price of the 5,000 shares of the Common Stock of the Company reported in this Amendment as owned by Jonathan Belson is $45,615, including brokerage commissions, the source of which was his personal funds.

     The aggregate purchase price of the 7,500 shares of the Common Stock of the Company reported in this Amendment as owned by Jaclyn Belson is $45,842, including brokerage commissions, the source of which was her personal funds.

ITEM 4.  PURPOSE OF TRANSACTION is amended to add thereto the following:

     The purchases of the shares reported in this Amendment No. 1 to Schedule 13D were made for the purpose of making an investment in the Company.
Consistent with such purpose, Jerome Belson has had and expects to continue to have discussions with management of the Company concerning the Company and the investment of persons making this filing therein. Jerome Belson may also engage in such discussions with other shareholders of the Company.

     The persons making this filing may, in the future, purchase additional shares of the Common Stock of the Company depending on the price of the shares and circumstances at the time of such acquisitions, if any, are made. Alternatively, any of the persons making this filing may at any time determine to realize on such person's investment in the securities of the Company through their sale.

     The persons making this filing have no present plans or proposals to effect one or more of the transactions enumerated in paragraphs (b) to (j) of Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER is amended to add thereto the following:

     The following table sets forth the beneficial ownership as of the date of filing of this Amendment of the Common Stock of the Company by the persons filing this Amendment.

                                       Percent of
Name                   No. of Shares  Outstanding*
---------------------  -------------  ------------
Jerome Belson           905,100 (1)          9.02
The Jerome Belson
  Foundation, Inc.       50,000 (2)           0.5
Maxine Belson            53,900 (3)           0.5
Brianne Goldstein         7,000 (3)          0.07
Toby Goldstein            5,000              0.05
Joshua Goldstein          5,000 (3)          0.05
Marjorie Belson          28,000 (3)           0.3
Jonathan Belson           7,500 (3)          0.08
Jaclyn Belson             7,500 (3)          0.08

______________
* Based upon 9,780,205 shares reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 to be outstanding as of October 25, 2002, adjusted to give effect to the issuance of shares underlying Jerome Belson's presently exercisable Common Stock purchase warrants.

(1) Consists of 791,200 shares (including 256,000 shares issuable by the Company under presently exercisable warrants) as to which Mr. Belson has sole voting and investment power and 113,900 shares owned by his family members. Mr. Belson has been granted revocable powers of attorney over such 113,900 shares and, consequently, may be deemed to share voting and investment power over them.

(2) Jerome Belson is the President and a director of the Foundation and, consequently, may be deemed to be a beneficial owner of such shares. Neither the filing of this Schedule nor any of its contents shall be deemed to be an admission that Mr. Belson owns any shares of the Company beneficially owned by the Foundation for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.


                                       14

(3) Voting and investment power over these shares is shared with Jerome Belson by reason of the named owner's grant to him of a power of attorney covering such shares.

     Between September 1, 2002 and the date of this Amendment none of the persons filing this Schedule 13D has effected any transactions in the Common Stock of the Company except as set forth in Annex II hereto. All transactions reported in Annex II were open market transactions.

     Except as specifically stated in this Amendment, at the date of this Amendment to the best of the knowledge of the persons filing this Schedule none of the persons named in Annex I beneficially owns any Common Stock of the Company or has engaged in any transaction in the Common Stock between September 1, 2002 and the date of this Amendment.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS is amended to add thereto the following:

     Exhibit 2   Written agreement relating to the     filing of a joint
                 acquisition statement.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November  15,  2002

                                         /s/  Jerome  Belson
                                         --------------------------------
                                         Jerome  Belson

                                         /s/  Maxine  Belson
                                         --------------------------------
                                         Maxine  Belson

                                         The  Jerome  Belson  Foundation

                                         By:  /s/  Jerome  Belson
                                         --------------------------------
                                         Jerome  Belson,  President

                                         /s/  Brianne  Goldstein
                                         --------------------------------
                                         Brianne  Goldstein

                                         /s/  Toby  Goldstein
                                         --------------------------------
                                         Toby  Goldstein

                                         /s/  Joshua  Goldstein
                                         --------------------------------
                                         Joshua  Goldstein

                                         /s/  Marjorie  Belson
                                         --------------------------------
                                         Marjorie  Belson

                                         /s/  Jonathan  Belson
                                         --------------------------------
                                         Jonathan  Belson

                                         /s/  Jaclyn  Belson
                                         --------------------------------
                                         Jaclyn  Belson

                                                                       EXHIBIT 2

     The undersigned hereby agree that the Schedule 13D and any amendments thereto filed by Jerome Belson, The Jerome Belson Foundation, Maxine Belson, Marjorie Belson, Brianne Goldstein, Joshua Goldstein, Toby Goldstein, Jaclyn Belson, Jonathan Belson and Matthew Belson under the Securities Exchange Act of 1934, (the "Act") reporting the beneficial ownership of shares of Common Stock of Elite Pharmaceuticals, Inc. may be filed with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Act on behalf of the undersigned.
Dated:  November  15,  2002
                                         /s/  Jerome  Belson
                                         --------------------------------
                                         Jerome  Belson

                                         /s/  Maxine  Belson
                                         --------------------------------
                                         Maxine  Belson

                                         The  Jerome  Belson  Foundation

                                         By:  /s/  Jerome  Belson
                                         --------------------------------
                                         Jerome  Belson,  President

                                         /s/  Brianne  Goldstein
                                         --------------------------------
                                         Brianne  Goldstein

                                         /s/  Toby  Goldstein
                                         --------------------------------
                                         Toby  Goldstein

                                         /s/  Joshua  Goldstein
                                         --------------------------------
                                         Joshua  Goldstein

                                         s/  Marjorie  Belson
                                         --------------------------------
                                         Marjorie  Belson

                                         /s/  Jonathan  Belson
                                         --------------------------------
                                         Jonathan  Belson

                                         /s/  Jaclyn  Belson
                                         --------------------------------
                                         Jaclyn  Belson

                                    ANNEX  I

     The  following  is  a list of the officers of The Jerome Belson Foundation:


                                      PRINCIPAL OCCUPATION
NAME AND POSITION                     AND BUSINESS ADDRESS

Jerome Belson                      Chairman of the Board of Jerome
  - President                        Belson Associates, Inc.
                                   495 Broadway
                                   New York, New York  10012

Maxine Belson                      Housewife
  - Vice President                 197 Rugby Road
                                   Brooklyn, New York  11226

I. Victor Belson                   Attorney
  - Vice President                 7531 Monte Verde Lane
                                   West Palm Beach, Florida  33412

Brianne Goldstein                  Housewife
  - Treasurer                      22 A Putnam Green
                                   Greenwich, CT  06830

Ruth Kessler                       Executive Secretary
  - Secretary                      Belson Associates, Inc.
                                   495 Broadway
                                   New York, New York  10012


     All  of  the  above  named  individuals  are citizens of the United States.

                                        ANNEX II

     Date          Transaction    Price   Shares
---------------  ---------------  ------  ------

Jerome Belson
-------------

10/04/02         Purchase         $3.091   2,600
10/11/02         Purchase          3.060   5,000
10/24/02         Purchase          2.993   5,000

Jonathan Belson
---------------

10/02/02         Purchase          2.898   1,000
10/03/02         Purchase          3.027     300
10/03/02         Purchase          3.017   1,200

Jaclyn Belson
---------------

9/27/02          Purchase          3.161   1,000
9/27/02          Purchase          3.081     700
9/27/02          Purchase          3.152     500
10/02/02         Purchase          2.917     300